Exhibit 8.3

[Letterhead of Uría Menendez Abogados, S.L.P.]

Grupo FerroAtlántica, S.A.U.

Paseo de la Castellana 259-D, Torre Espacio

28046 Madrid

Grupo Villar Mir, S.A.U.

Paseo de la Castellana 259-D, Torre Espacio

28046 Madrid

Madrid, August 7, 2015

Dear Sirs,

Spanish Tax Opinion on Specific Spanish Tax Implications of the Stock Exchange and the Merger in Project Ironman

We have acted as Spanish counsel to the Spanish company Grupo Villar Mir, S.A.U. (“GrupoVM”) for the purposes of, among others, issuing an opinion addressed to you on certain Spanish tax aspects in connection with:

(i)	As defined in the Business Combination Agreement dated on 23 February 2015, as amended, and executed by GrupoVM, Grupo FerroAtlántica, S.A.U., a Spanish limited liability company in the form of a sociedad anómina (“FA”), Globe Specialty Metals, Inc., a Delaware corporation (“GSM”), VeloNewco Limited, a private limited company incorporated under the laws of England and a wholly owned subsidiary of Grupo VM (“Holdco”), and Gordon Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub”) (the “BCA”), the Stock Exchange between GrupoVM, Holdco and FA by which GrupoVM, as consideration for the contribution by GrupoVM to the capital of Holdco of all of its shares in FA, will receive newly issued shares of Holdco (the “Shares”) representing approximately 57% of Holdco’s share capital and voting rights.

(ii)	The Merger (and, together with the Stock Exchange, the “Transactions”), as defined in the BCA, under which Merger Sub, a wholly owned incorporated US resident subsidiary of Holdco, and GSM will merge, whereupon the separate existence of Merger Sub will cease and GSM will continue as the surviving corporation. As a result of the Merger, GSM will be a wholly-owned subsidiary of Holdco and, in turn, the current shareholders of GSM will become shareholders of Holdco by conversion of the GSM Common Stock into newly issued shares of Holdco representing approximately 43% of Holdco’s share capital and voting rights.

This tax opinion is issued pursuant to clause 8.3(d) of the BCA between GrupoVM, GSM, FA, Holdco and Merger Sub. Capitalized terms used but not defined in this letter will have the meanings set out in the BCA. In rendering our opinion, we have examined and with

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your consent are relying upon the BCA and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

A.	Assumptions

Our opinions are based on the following facts and assumptions:

(a)	GrupoVM (y) has not its effective seat of management and primary place of management and control outside Spain and (z) does not operate or act for the purposes of the Stock Exchange through a permanent establishment (“PE”) located outside Spain or through a country or territory that qualifies as a tax haven under Spanish tax laws (as currently defined by Royal Decree 1080/1991, of 5 July, as amended);

(b)	FA (y) has not its effective seat of management and primary place of management and control outside Spain and (z) does not operate or act through a country or territory that qualifies as a tax haven under the Spanish tax laws (as currently defined by Royal Decree 1080/1991, of 5 July, as amended);

(c)	Holdco (w) has its effective seat of management and primary place of management and control in the UK; (x) is considered to be resident in the UK for UK tax purposes; (y) is deemed a resident in the UK for the purposes of the conventions for the avoidance of double taxation on income taxes (the “Tax Treaty”) in force between the UK and the Kingdom of Spain, and is entitled to the benefits of the Tax Treaty without limitation; and (z) does not operate or act for the purposes of the Transactions through a PE located in Spain or through a country or territory that qualifies as a tax haven under the Spanish tax laws (as currently defined by Royal Decree 1080/1991, of 5 July, as amended);

(d)	The Transactions are carried out by GrupoVM, FA, GSM, Merger Sub and Holdco for sound economic and business reasons other than for merely seeking a tax advantage or tax deferral;

(e)	There are no factual circumstances that have not been disclosed to us and that could affect our conclusions;

To the extent that, with respect to the Stock Exchange, Grupo VM opts to rely on and benefit from the tax neutrality regime provided for in Chapter VII of Title VII of the Spanish CIT Law:

(f)	Pursuant to the Stock Exchange, GrupoVM will not receive any cash or in-kind compensation (different from the Holdco Shares) from Holdco and/or GSM in exchange for its stake in FA that will exceed 10% of the nominal value (“valor nominal”) of the Holdco Shares; and

(g)	GrupoVM opts to rely on and benefit from the tax neutrality regime provided for in Chapter VII of Title VII of the Spanish CIT Law, GrupoVM will notify the Spanish tax authorities of such reliance through the relevant notifications to be filed in the form and within the time established by the regulations implementing the Spanish CIT Law;

To the extent that with respect to the Stock Exchange, Grupo VM opts to rely on and benefit from the participation exemption provided in article 21 of the Spanish CIT Law:

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(h)	GrupoVM has and has held a direct and/or indirect stake in at least 5% of the capital or equity of FA and all of FA’s subsidiaries and has maintained uninterruptedly that direct or indirect holding threshold at least during the one year period prior to the day the Stock Exchange is carried out;

(i)	That, in respect of the shares of GrupoVM in FA which were acquired by GrupoVM through a transaction benefiting from the tax neutrality regime currently provided for in Chapter VII of Title VII of the Spanish CIT Law, any capital gain derived from any transfer which resulted in the acquisition of such shares in FA by GrupoVM would have been entitled in full to the exemption set out in article 21.3 of the Spanish CIT Law;

(j)	None of FA’s subsidiaries is or has been at any time resident in a country or territory that qualifies as a tax haven under Spanish tax laws (as currently defined by Royal Decree 1080/1991, of 5 July, as amended), nor have they acted through a PE located in a tax haven as per the Spanish tax laws;

(k)	Each of FA’s non-Spanish tax resident subsidiaries are and have been at all times fully engaged in active business activities through the use of adequate human and material resources, as defined in the Spanish CIT Law, being more than 85% of the income of FA’s subsidiaries earned from their business activities;

(l)	Neither FA nor any of its subsidiaries qualify or have qualified at any time in the past as a passive company, as defined in paragraph 2 of article 5 of the CIT Law;

(m)	Each of FA’s subsidiaries is and has always been either (x) subject to the general Spanish CIT regime pursuant to the Spanish CIT Law and has not enjoyed the benefits indicated in the first additional provision of the Spanish CIT Law; or (y) subject to and not exempt from a non-Spanish corporate income tax equivalent or analogous to Spanish CIT with, at least, a 10% nominal tax rate; or (z) resident for the purposes of the corresponding jurisdiction and for the purposes of the relevant Tax Treaty in force between the relevant jurisdiction and the Kingdom of Spain, in a jurisdiction that has entered with Spain into a Tax Treaty that includes a clause for the exchange of information;

(n)	None of the subsidiaries of FA obtains or has obtained in the past revenues derived from credit, finance or insurance activities or from the rendering of services, directly or indirectly, to Spanish resident related persons, which represents 50% or more of their total revenues for the relevant financial year from such activities if such expenses have generated a tax deductible expense on the Spanish resident related persons making the payment, provided that such income obtained from those subsidiaries fulfills the conditions set forth in article 100.1 (b) of the Spanish CIT Law;

(o)	The participation of GrupoVM in FA is not impaired (deterioro, provisión o corrección de valor) for tax purposes; and

(p)	GrupoVM (i) will not opt to apply the deduction provided for by articles 31 or 32 of the Spanish CIT Law and (ii) will notify the Spanish tax authorities of its waiver to apply the tax neutrality regime provided for in Chapter VII of Title VII of the Spanish CIT Law, through the relevant notifications to be filed in the form and within the time established by the regulations implementing the Spanish CIT Law.

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B.	Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and therefore express no opinion on matters arising under any laws other than the laws of Spain currently in force.

This tax opinion is issued on the basis that all related matters will be governed by, and construed in accordance with, Spanish law, and that all matters between the addressees of this tax opinion and ourselves (in particular, those regarding interpretation) will be brought before the Spanish tax administration and Spanish courts. In issuing this opinion, we have assumed that the BCA, which is governed by the laws of a country other than Spain, is valid and binding under such laws.

Our involvement in the Transactions has been limited to our role as Spanish counsel to GrupoVM and we therefore assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advise you or any other party of any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this tax opinion.

Legal concepts are expressed in the documents in English terms and may not be identical or equivalent to the Spanish legal terms used.

Based on the above, it is our opinion that:

1.	Spanish tax disclosure on Form F-4

The statements set forth on pages 9 and 142 of Form F-4 (Registration No. 333-203921) under the Securities Act of 1933, under the headings “Material Spanish Tax Consequences of the Business Combination” and “Material Spanish Tax Consequences,” respectively, fairly summarise, in necessarily abbreviated terms, to the extent they relate to statements of law or legal conclusions under Spanish tax law in force at the date hereof and subject to the qualifications and limitations set forth therein, the matters of Spanish law therein described and, hence, represent our opinion on specific Spanish tax implications of the Stock Exchange. However, they do not include all possible consequences that may arise under Spanish laws and regulations.

This tax opinion is rendered to the addressees identified in this letter and in connection with the transactions described above. This tax opinion is not to be used, circulated, quoted or referred to in any other way or for any other purpose, and no persons other than its addressees may make decisions based on it, nor may they claim any liability for its content without our prior written consent.

We hereby consent to the filing of this opinion with the SEC as Exhibit 8.3 to the Registration Statement. We also consent to the references to our firm under the captions “Material Spanish Tax Consequences of the Business Combination,” “The Business Combination,” “Material Spanish Tax Consequences,” “Legal Matters,” “Exhibits and Financial Statement Schedules” and “Exhibit Index” in the Registration Statement. In giving this consent, we do not assume any duty, obligation or liability to any person to which such

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disclosure is made, including any regulatory body or governmental authority, and we are not legal advisors to nor are undertaking or assuming any duty, obligation or liability vis-à-vis such persons.

Yours faithfully,

/s/ Uría Menéndez Abogados, S.L.P.

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